Exhibit 99.2

POLYMET MINING CORP.

CONSOLIDATED FINANCIAL STATEMENTS

As at December 31, 2018 and 2017
And for the twelve months ended December 31, 2018
and eleven months ended December 31, 2017

Management’s Responsibility for Consolidated Financial Statements

The accompanying Consolidated Financial Statements of PolyMet Mining Corp. (the “Company) are the responsibility of management.  The Consolidated Financial Statements have been prepared by management in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and include certain estimates that reflect management’s best judgments.

The Company’s Board of Directors has approved the information contained in the Consolidated Financial Statements.  The Board of Directors fulfills its responsibilities regarding the Consolidated Financial Statements mainly through its Audit Committee, which has a written mandate that complies with current requirements of Canadian securities legislation, United States securities legislation, and the United States Sarbanes-Oxley Act of 2002.  The Audit Committee meets at least on a quarterly basis.

Management’s Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting.  Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Consolidated Financial Statements for external reporting purposes in accordance with IFRS as issued by the IASB.

Internal control over financial reporting, no matter how well designed, has inherent limitations.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has assessed the effectiveness of the Company’s internal control over financial reporting as at December 31, 2018.  In making its assessment, management has used the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) to evaluate the Company’s internal control over financial reporting.  Based on this assessment, management has concluded that the Company’s internal control over financial reporting was effective as at that date.

The effectiveness of the Company’s internal control over financial reporting as at December 31, 2018 has been audited by PricewaterhouseCoopers LLP, the Company’s independent registered public accounting firm, as stated in their report, which appears herein.

/s/ Jonathan Cherry	/s/ Patrick Keenan
Jonathan Cherry	Patrick Keenan
President and Chief Executive Officer	Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of PolyMet Mining Corp.

Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated balance sheets of PolyMet Mining Corp. and its subsidiaries (the “Company”) as of December 31, 2018 and 2017, and the related consolidated statements of loss and comprehensive loss, changes in shareholders’ equity and cash flows for the year ended December 31, 2018 and the eleven month period ended December 31, 2017, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and their financial performance and their cash flows for the year ended December 31, 2018 and the eleven month period ended December 31, 2017 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS). Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control – Integrated Framework (2013) issued by the COSO.

Change in Accounting Principles
As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for financial instruments and leases in 2018.

Basis for Opinions
The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Place, 250 Howe Street, Suite 1400, Vancouver, British Columbia, Canada V6C 3S7
T: +1 604 806 7000, F: +1 604 806 7806

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting
 A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/PricewaterhouseCoopers LLP

Chartered Professional Accountants

Vancouver, Canada
March 28, 2019

We have served as the Company's auditor since 2006.

PolyMet Mining Corp.
Consolidated Balance Sheets
All figures in thousands of U.S. Dollars

	December 31, 2018	December 31, 2017
ASSETS

Current
Cash	$13,857	$6,931
Amounts receivable (Note 5)	796	432
Prepaid expenses	1,161	811
	15,814	8,174
Non-Current
Restricted cash deposits (Note 6)	10,286	-
Amounts receivable (Note 5)	1,796	2,533
Mineral Property, Plant and Equipment (Notes 3 and 4)	433,548	395,205
Intangible (Note 5)	24,185	3,130
Total Assets	485,629	409,042

LIABILITIES

Current
Accounts payable and accruals	4,013	3,630
Convertible debt (Notes 7 and 8)	56,984	49,067
Non-convertible debt (Notes 7 and 9)	178,483	92,268
Environmental rehabilitation provision (Note 6)	1,693	1,266
	241,173	146,231
Non-Current
Environmental rehabilitation provision (Note 6)	59,414	64,136
Total Liabilities	300,587	210,367

SHAREHOLDERS’ EQUITY

Share Capital (Note 10)	271,269	269,516
Share Premium	1,151	1,151
Equity Reserves	62,111	60,505
Deficit	(149,489)	(132,497)
Total Shareholders’ Equity	185,042	198,675
Total Liabilities and Shareholders’ Equity	$485,629	$409,042

Nature of Business and Liquidity (Note 1)
Commitments and Contingencies (Note 14)
Subsequent Events (Note 16)

ON BEHALF OF THE BOARD OF DIRECTORS:

/s/ Jonathan Cherry	, Director	/s/ Dr. David Dreisinger	, Director

- See Accompanying Notes –

PolyMet Mining Corp.
Consolidated Statements of Loss and Comprehensive Loss
All figures in thousands of U.S. Dollars, except for shares and per share amounts

	Twelve months ended December 31, 2018	Eleven months ended December 31, 2017
General and Administrative Expenses
Salaries, directors’ fees and related benefits	$2,547	$2,209
Share-based compensation (Note 10)	1,742	1,318
Professional fees	634	784
Regulatory fees	197	137
Investor and public relations	1,174	1,036
Office and administration	646	637
Depreciation	130	4
Total General and Administration Expenses	7,070	6,125

Other Expenses (Income)
Finance costs - net (Note 11)	2,381	2,233
(Gain) / loss on foreign exchange	(3)	6
Loss on modification of debentures (Notes 7, 8 and 9)	4,109	-
Loss on land exchange (Note 4)	553	-
Gain on disposal of financial instrument (Note 5)	-	(36)
Loss on disposal of intangible (Note 5)	-	1,324
Loss on disposal of lands (Note 5)	-	469
Loss on financial instrument fair value (Note 5)	971	-
Other income	(38)	(23)
Total Other Expenses	7,973	3,973

Loss for the Period	15,043	10,098

Other Comprehensive Loss
Reclass on disposal of financial instrument (Note 5)	-	36
Items that may be subsequently reclassified to profit or loss:
Unrealized loss on financial instrument (Note 5)	-	166
Other Comprehensive Loss for the Period	-	202

Total Comprehensive Loss for the Period – Net of Tax	$15,043	$10,300

Basic and Diluted Loss per Share	$(0.05)	$(0.03)

Weighted Average Number of Shares – basis and diluted	320,495,981	318,891,961

- See Accompanying Notes -

PolyMet Mining Corp.
Consolidated Statements of Changes in Shareholders’ Equity
All figures in thousands of U.S. Dollars, except for shares

	Share Capital (authorized = unlimited)			Equity Reserves
					Accumulated			Total
	Issued	Share	Share	Contributed	Other Comp	Equity		Shareholders'
	Shares	Capital	Premium	Surplus	Inc / (Loss)	Reserves	Deficit	Equity
Balance - January 31, 2017	318,545,519	$268,895	$1,151	$59,270	$412	$59,682	$(122,399)	$207,329
Total comprehensive loss for the period	-	-	-	-	(202)	(202)	(10,098)	(10,300)
Payment of land purchase options (Note 10)	396,616	256	-	-	-	-	-	256
Vesting of restricted shares and RSU’s (Note 10)	360,963	365	-	(365)	-	(365)	-	-
Share-based compensation (Note 10)	-	-	-	1,111	-	1,111	-	1,111
Bonus share cost amortization (Note 10)	-	-	-	279	-	279	-	279
Balance – December 31, 2017	319,303,098	269,516	1,151	60,295	210	60,505	(132,497)	198,675
Change in Accounting Policy (Note 2)	-	-	-	-	(210)	(210)	(1,949)	(2,159)
Balance – January 1, 2018	319,303,098	269,516	1,151	60,295	-	60,295	(134,446)	196,516
Total comprehensive loss for the period	-	-	-	-	-	-	(15,043)	(15,043)
Debenture refinancing warrants (Note 7)	-	-	-	2,331	-	2,331	-	2,331
Payment of land purchase options (Note 10)	128,750	123	-	-	-	-	-	123
Exercise of share options (Note 10)	225,000	218	-	(67)	-	(67)	-	151
Exercise of warrants (Note 10)	590,500	683	-	(92)	-	(92)	-	591
Vesting of restricted shares and RSU’s (Note 10)	843,413	624	-	(624)	-	(624)	-	-
Share-based compensation (Note 10)	99,308	105	-	1,787	-	1,787	-	1,892
Bonus share cost amortization (forfeiture) (Note 10)	-	-	-	(1,519)	-	(1,519)	-	(1,519)
Balance – December 31, 2018	321,190,069	$271,269	$1,151	$62,111	$-	$62,111	$(149,489)	$185,042

- See Accompanying Notes -

PolyMet Mining Corp.
Consolidated Statements of Cash Flows
All figures in thousands of U.S. Dollars

	Twelve months ended December 31, 2018	Eleven months ended December 31, 2017
Operating Activities
Loss for the period	$(15,043)	$(10,098)
Items not involving cash:
Depreciation	130	4
Environmental rehabilitation provision accretion (Note 6)	1,796	1,776
Share-based compensation (Note 10)	1,742	1,318
Unrealized loss on foreign exchange	7	1
Loss on modification of debentures (Notes 7, 8 and 9)	4,109	-
Loss on land exchange (Note 4)	553	-
Loss on disposal of intangible (Note 5)	-	1,324
Loss on disposal of lands (Note 5)	-	469
Gain on disposal of financial instrument (Note 5)	-	(36)
Loss on financial instrument fair value (Note 5)	971	-
Changes in non-cash working capital:
Amounts receivable	(384)	23
Prepaid expenses	(350)	2
Accounts payable and accruals	667	227
Net cash used in operating activities	(5,802)	(4,990)

Financing Activities
Share issuance proceeds, net of costs (Note 10)	742	-
Debenture funding, net of costs (Notes 7 and 9)	69,723	14,917
RSU’s settled for cash (Note 10)	(377)	-
Net cash provided by financing activities	70,088	14,917

Investing Activities
Property, plant and equipment purchases (Note 4)	(26,437)	(21,030)
Intangible purchases (Note 5)	(21,055)	(810)
Financial instrument disposal proceeds (Note 5)	-	171
Land disposal proceeds (Note 4)	425	-
Restricted cash deposits (Note 6)	(10,286)	-
Net cash used in investing activities	(57,353)	(21,669)

Net Increase (Decrease) in Cash	6,933	(11,742)
Effect of foreign exchange on Cash	(7)	(1)
Cash - Beginning of period	6,931	18,674
Cash - End of period	$13,857	$6,931
Supplemental information – non-cash investing and financing
Accounts payable and accruals	$(390)	$(60)
Transfer from PP&E to Intangible (Note 5)	-	2,320
Debt accretion and capitalized interest (Notes 7, 8 and 9)	20,560	18,512
Share-based compensation (Note 10)	460	232
Bonus share amortization and forfeiture (Note 10)	(1,519)	279
Fair value of shares issued for land options (Note 10)	$123	$256

- See Accompanying Notes -

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
As at December 31, 2018 and December 31, 2017 and for the twelve and eleven months then ended
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

1.	Nature of Business and Liquidity

PolyMet Mining Corp. was incorporated in British Columbia, Canada on March 4, 1981 under the name Fleck Resources Ltd. and changed its name to PolyMet Mining Corp. on June 10, 1998.  Through its 100%-owned subsidiary, Poly Met Mining, Inc. (“PolyMet US” and, together with PolyMet Mining Corp., “PolyMet” or the “Company”), the Company is engaged in the exploration and development of natural resource properties.  The Company’s primary mineral property is the NorthMet Project (“NorthMet” or “Project”), a polymetallic project in northeastern Minnesota, United States of America, which comprises the NorthMet copper-nickel-precious metals ore body and the Erie Plant, a processing facility located approximately six miles from the ore body.  The realization of the Company’s investment in NorthMet and other assets is dependent upon various factors, including the existence of economically recoverable mineral reserves, the ability to obtain and maintain permits necessary to construct and operate NorthMet, the ability to obtain financing necessary to complete the development of NorthMet, and generate future profitable operations or alternatively, disposal of the investment on an advantageous basis.

The corporate address and records office of the Company are located at 100 King Street West, Suite 5700, Toronto, Ontario, Canada M5X 1C7, and 700 West Georgia, 25th Floor, Vancouver, British Columbia, Canada, V7Y 1B3, respectively.  The executive office of PolyMet US is located at 444 Cedar Street, Suite 2060, St. Paul, Minnesota, United States of America, 55101.

On December 7, 2017, the Board of Directors approved a resolution to change the year-end from January 31 to December 31.  Accordingly, the comparative period in these consolidated financial statements is at and for the eleven months ended December 31, 2017.

The consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities in the normal course of operations.

Liquidity risk is the risk the Company will not be able to meet its financial obligations as they become due and arises through the excess of financial obligations over financial assets due at any point in time.  As at December 31, 2018, the Company had cash of $13.857 million and a working capital deficiency of $225.359 million primarily due to $56.984 million secured convertible debt and $178.483 million secured non-convertible debt owed to Glencore AG, a wholly owned subsidiary of Glencore plc (together “Glencore”) being classified as a current liability. Subsequent to year end, the Company entered into an agreement with Glencore to extend the maturity date of the secured convertible and non-convertible debt to provide the Company time to prepare for and complete a rights offering by June 30, 2019, fully backstopped by Glencore, to raise sufficient funds to repay all outstanding debt (see Note 16).

Management believes, based upon the underlying value of the NorthMet Project, the receipt of all permits necessary to construct and operate the NorthMet Project (see Note 16), the history of support from its shareholders and ongoing discussions with potential financiers, that financing will be available to allow the Company to complete the development of NorthMet and generate future profitable operations.  While in the past the Company has been successful in closing financing agreements, there can be no assurance it will be able to do so again.  Factors that could affect the availability of financing include the state of debt, equity, and environmental bonding markets, investor perceptions and expectations and the market for metals expected to be produced from the NorthMet Project.

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
As at December 31, 2018 and December 31, 2017 and for the twelve and eleven months then ended
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

2.	Basis of Presentation

a) Statement of Compliance
The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).  The financial statements were approved by the Board of Directors on March 28, 2019.

b) Basis of Consolidation and Presentation
The consolidated financial statements include the accounts of the Company and its wholly‑owned subsidiary. Intercompany balances and transactions have been eliminated on consolidation.

The consolidated financial statements have been prepared under the historical cost convention. All dollar amounts presented are in United States (“U.S.”) dollars unless otherwise specified.

c) Change in Accounting Policies
On January 1, 2018, the Company adopted the following new accounting standards that were previously issued by the IASB. Certain other new standards and interpretations have been issued and were effective as of January 1, 2018 but did not have a material impact on the Company’s financial statements and are therefore not discussed below.

The accounting policies discussed below reflect the Company’s adoption of IFRS 9 - Financial Instruments, effective January 1, 2018, and IFRS 16 - Leases, which had an effective date of January 1, 2019 but for which the company early adopted as of January 1, 2018. For the eleven months ended December 31, 2017, the Company applied policies based on IAS 39 and IAS 17 and the effects of the transition from IAS 39 to IFRS 9 and from IAS 17 to IFRS 16 are described below.

IFRS 9 – Financial Instruments

IFRS 9 addresses the classification, measurement and recognition of financial assets and financial liabilities. This standard replaces parts of IAS 39 - Financial Instruments: Recognition and Measurement.  The Company adopted IFRS 9 effective January 1, 2018 on a retrospective basis without restating prior period comparatives.

IFRS 9 requires financial assets to be classified into the following measurement categories: fair value through profit and loss, fair value through other comprehensive income, and those measured at amortized cost. The determination is made at initial recognition.  On transition, the EIP receivable (see Note 5) previously classified as available-for-sale and measured at fair value through other comprehensive income was re-classified as fair value through profit or loss with changes in fair value recognized in the statement of loss instead of through other comprehensive loss. Adoption resulted in re-classification of $0.210 million to the opening deficit from accumulated other comprehensive loss for cumulative gains on the EIP receivable.  The following table shows the original measurement categories under IAS 39 and the new measurement categories under IFRS 9 for the Company’s financial assets as at January 1, 2018:

Financial assets	2017 classification under IAS 39	2018 classification under IFRS 9
Cash	Loans and receivable	Amortized cost
Amounts receivable	Loans and receivable	Amortized cost
Amounts receivable	Available-for-sale	Fair value through profit or loss

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
As at December 31, 2018 and December 31, 2017 and for the twelve and eleven months then ended
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

2.   Basis of Presentation - Continued

For financial liabilities, the standard retains most of the IAS 39 requirements, except as it relates to modifications of liabilities. Under IAS 39, when an entity modified a financial liability, it would decide whether this modification was significant enough to constitute an extinguishment. If the modification was considered an extinguishment of the initial debt, the new modified debt was recorded at fair value and a gain/loss recognized in the statement of loss for the difference between the carrying amount of the old debt and the fair value of the new debt. This extinguishment accounting remains the same under IFRS 9.  However, accounting differs where the change was not significant enough to be an extinguishment. Under IAS 39, modifications would not lead to an immediate income charge, whereas, under IFRS 9, the cash flows under the modified debt are discounted using the original effective interest rate of the instrument with an immediate income charge.  Adoption resulted in a $2.159 million adjustment to increase the opening deficit as at January 1, 2018 and increase the carrying value of the convertible and non-convertible debt.  This reflects accounting for prior year modifications to the outstanding debentures under the new standard (see Notes 8 and 9).

IFRS 16 – Leases

IFRS 16 replaces IAS 17 – Leases.  The new standard requires capitalization of certain leases by the leasee and results in accounting treatment similar to finance leases under IAS 17 - Leases. Exemptions for leases of very low value or short duration leases are applicable. The new standard results in an increase in lease assets and liabilities for the lessee. Under the new standard the treatment of all lease expenses is aligned in the statement of earnings with depreciation, and an interest expense component recognized for each lease, in line with finance lease accounting under IAS 17 - Leases.

The Company early adopted IFRS 16 effective January 1, 2018 on a modified retrospective basis without restating prior period comparatives.  As a result, the Company recorded a $0.211 million lease asset and corresponding lease liability for the one qualifying office lease that has been recognized over the remaining term.  The Company’s other leases (see Note 3) are leases to explore mining rights, which are excluded from IFRS 16’s scope.

The following table summarizes the impact of adopting IFRS 9 - Financial Instruments and IFRS 16 - Leases:

Consolidated Balance Sheet Impact	Dec 31, 2017	IFRS 9	IFRS 16	Jan 1, 2018
Mineral Property, Plant and Equipment	$395,205	$-	$211	$395,416
Accounts Payable and Accruals	3,630	-	211	3,841
Convertible Debt	49,067	1,346	-	50,413
Non-Convertible Debt	92,268	813	-	93,081
Equity Reserves	60,505	(210)	-	60,295
Deficit	$(132,497)	$(1,949)	$-	$(134,446)

d) Critical Accounting Estimates
The preparation of consolidated financial statements in conformity with IFRS requires the use of certain critical accounting estimates.  These critical accounting estimates require management to make estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as at the date of the financial statements.

Critical accounting estimates used in the preparation of the consolidated financial statements are as follows:

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
As at December 31, 2018 and December 31, 2017 and for the twelve and eleven months then ended
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

2.   Basis of Presentation - Continued

Determination of mineral reserves

Reserves are estimates of the amount of product that can be economically and legally extracted from the Company’s property. In order to estimate reserves, estimates are required about a range of geological, technical and economic factors, including quantities, production techniques, production costs, capital costs, transport costs, demand, prices and exchange rates. Estimating the quantity of reserves requires the size, shape and depth of deposits to be determined by analyzing geological data. This process may require complex and difficult geological judgments to interpret the data. In addition, management will form a view of forecast sales prices, based on current and long-term historical average price trends. Changes in the proven and probable reserves estimates may impact the carrying value of property, plant and equipment, rehabilitation provisions, recognition of deferred tax amounts and depreciation, depletion and amortization.

Provision for Environmental Rehabilitation Costs

Provisions for environmental rehabilitation costs associated with mineral property, plant and equipment, are recognized when the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable an outflow of economic benefits will be required to settle the obligation.  Provisions are determined by discounting the expected future cash flows at a pre-tax risk-free rate that reflects current market assessments of the time value of money.

The Company’s estimates of its ultimate environmental rehabilitation liabilities could be affected by changes in regulations, changes in the extent of environmental rehabilitation required, changes in the means of rehabilitation, changes in the extent of responsibility for the financial liability, changes in operating plans, or changes in cost estimates.  The operations of the Company may in the future be affected from time to time in varying degrees by changes in environmental regulations, including those for future removal and site restoration costs.  Both the likelihood of new regulations and their overall effect upon the Company may vary greatly and are not predictable.

The Company’s provision for environmental rehabilitation cost obligations represents management’s best estimate of the present value of the future cash outflows required to settle the liability. See additional discussion in Note 6.

e) Critical Accounting Judgments
The preparation of consolidated financial statements in conformity with IFRS requires the use of certain critical accounting judgments.  These critical accounting judgments require management to make judgments that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as at the date of the financial statements.

Critical accounting judgments used in the preparation of the consolidated financial statements are as follows:

Impairment of non-financial assets

The carrying amounts of the Company’s non-financial assets, including mineral property, plant and equipment, and intangible are reviewed at each reporting date or when events or changes in circumstances occur that indicate the asset may not be recoverable to determine whether there is any indication of impairment.  If any such indication exists, the asset’s recoverable amount is estimated at the greater of its value in use and its fair value less costs of disposal.  In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
As at December 31, 2018 and December 31, 2017 and for the twelve and eleven months then ended
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

2.   Basis of Presentation - Continued

reflects current market assessments of the time value of money and the risks specific to the asset.  An impairment loss is recognized if the carrying amount of an asset exceeds its estimated recoverable amount.  An impairment loss previously recorded is reversed if there has been a change in the estimates used to determine the recoverable amount resulting in an increase in the estimated service potential of an asset.

The Company considers both external and internal sources of information in assessing whether there are any indications of impairment. External sources of information the Company considers include changes in the market, economic, and legal environment in which the Company operates that are not within its control and affect the recoverable amount. Internal sources of information the Company considers include indications of economic performance of the asset.

The carrying value of mineral property, plant, and equipment, and intangible at the balance sheet date are described in Notes 4 and 5, respectively. No impairment indicators were identified on the mineral property, plant and equipment or intangible for the twelve months ended December 31, 2018 or eleven months ended December 31, 2017.

Going concern assumptions

The Company must assess its ability to continue as a going concern and prepare financial statements on a going concern basis unless it either intends to liquidate or cease trading or has no realistic alternative but to do so.  In assessing whether the going concern assumption is appropriate, the Company takes into account all available information about the future, which is at least, but is not limited to, twelve months from the end of the reporting period.

f)	Summary of Significant Accounting Policies

Cash and Cash Equivalents and Restricted Cash Deposits
The Company considers cash and cash equivalents to include amounts held in banks and highly liquid investments with original maturities of three months or less.  Restricted Cash Deposits are held in a trust account and invested in highly liquid investments with a major financial institution as security and collateral for reclamation activities.

Financial Assets
All financial assets are initially recorded at fair value and designated upon inception as one of the following categories: amortized cost or fair value through profit or loss (“FVTPL”).  Financial assets classified as FVTPL are measured at fair value with gains and losses recognized through profit and loss.  Financial assets classified as amortized cost are measured at amortized cost using the effective interest method less any allowance for impairment.  The effective interest method is a method of calculating the amortized cost of a financial asset and of allocating interest income over the relevant period.  The effective interest rate is the rate that discounts estimated future cash receipts through the expected life of the financial asset, or, where appropriate, a shorter period.  The Company recognizes loss allowances for Expected Credit Losses (“ECL”) for amounts receivable not measured at FVTPL.  Loss allowances for amounts receivable are measured at an amount equal to lifetime ECL.  ECL is a probability-weighted estimate and measured as at the present value of all cash shortfalls including the impact of forward looking information.  The loss allowance is presented as a deduction to amounts receivable.  Transaction costs associated with FVTPL financial assets are expensed as incurred, while transaction costs associated with amortized cost financial assets are included in the initial carrying amount of the asset.  See additional discussion in Note 15.

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
As at December 31, 2018 and December 31, 2017 and for the twelve and eleven months then ended
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

2.   Basis of Presentation - Continued

Mineral Property
Exploration and evaluation costs incurred prior to a Definitive Feasibility Study (“DFS”) are expensed as incurred.  Development costs incurred subsequent to a DFS and mineral property acquisition costs are capitalized until the property is placed into production, sold, allowed to lapse or abandoned. As a result of the DFS, NorthMet entered the development stage effective October 1, 2006.  The Company has capitalized development expenditures related to NorthMet from that date.

Upon commencement of production, related property acquisition and development costs are amortized on a unit of production basis over the estimated proven and probable mineral reserves not to exceed the assets’ useful lives.

Plant and Equipment
Plant and equipment are recorded at historical cost less accumulated depreciation and if applicable, accumulated impairment losses.  Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, if it is probable that the future economic benefits of the expenditure will flow to the Company and its cost can be measured reliably.  The carrying amount of a replaced part is derecognized.  All other repairs and maintenance are charged to the statement of loss and comprehensive loss during the period in which they are incurred.

Depreciation of plant and equipment is calculated using the cost of the asset, less its residual value, over the estimated useful life of the asset on a unit of production or straight-line basis, as appropriate.

Leases
The Company recognizes a right-of-use asset and a lease liability at the lease commencement date.   The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received. The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term.  The lease liability is initially measured at the present value of the lease payments, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. Generally, the Company uses its incremental borrowing rate as the discount rate.

Intangible
Intangible costs and related acquisition costs are capitalized until the wetland credits are used, sold, or abandoned.  Wetland credits are used to offset and mitigate wetlands disturbed during construction and operation of NorthMet.  As such, costs will be transferred to Mineral Property, Plant and Equipment once placed into service and amortized on a unit of production basis over the estimated proven and probable mineral reserves not to exceed the assets’ useful lives.  See additional discussion in Note 5.

Financial Liabilities
All financial liabilities are initially recorded at fair value and designated upon inception as FVTPL or other financial liabilities.  Financial liabilities classified as FVTPL are initially recognized at fair value with directly attributable transaction costs expensed as incurred.  At the end of each reporting period, financial liabilities at FVTPL are measured at fair value, with changes in fair value recognized directly in profit or loss in the period in which they arise.  Financial liabilities classified as other financial liabilities are initially recognized at fair value less directly attributable transaction costs and

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
As at December 31, 2018 and December 31, 2017 and for the twelve and eleven months then ended
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

2.   Basis of Presentation - Continued

subsequently measured at amortized cost using the effective interest method which calculates the amortized cost of a financial liability and allocates interest expense over the expected life of the financial liability.

Exchanges of instruments and modifications to debt are assessed using quantitative and qualitative factors to consider whether the exchange or modification constitutes an extinguishment of the original financial liability and establishment of a new financial liability. In the case of extinguishment, any fees or costs incurred are recognized in profit or loss in the period in which they arise.  Where the terms in an exchange or modification are not assessed to be substantially different, a modification gain or loss is recognized at an amount equal to the difference between the modified cash flows discounted at the original effective interest rate and the carrying value of the debt. The carrying value of the debt is adjusted for this modification gain or loss, directly attributable transaction costs, and any cash paid to or received from the debt holder.  See additional discussion in Note 15.

Borrowing costs
Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset are capitalized as part of the cost of that asset until such time as the asset is substantially complete and ready for its intended use or sale.   Where funds have been borrowed specifically to finance an asset, the amount capitalized is the actual borrowing costs incurred. Where the funds used to finance an asset form part of general borrowings, the amount capitalized is calculated using a weighted average of rates applicable to relevant borrowings of the Company during the period. Other borrowing costs not directly attributable to a qualifying asset are expensed in the year incurred.  Classification in the cash flow statement is in accordance with the classification of the underlying asset to which those payments were capitalized.

Share‑Based Compensation
All share-based compensation awards made to directors, employees and non-employees are measured and recognized using a fair value based method.  For directors and employees, or those providing services similar to employees, the fair value of options is determined using the Black-Scholes pricing model.  The fair value of the bonus shares, restricted shares, and restricted share units expected to be settled in shares are calculated using the intrinsic value of the shares at issuance and is amortised over the vesting period.  For awards expected to be settled in cash, the change in market value and corresponding liability is adjusted to fair value at each reporting period.

The award is accrued and charged over the vesting period either to operations or mineral property plant and equipment, with the offsetting credit to equity reserves for equity settled awards or liabilities for cash settled awards.  If and when share options are ultimately exercised or bonus shares, restricted shares, and restricted share units vest, the applicable amounts are transferred to share capital or removed from liabilities.

Certain awards vest upon achievement of non-market performance conditions.  On a quarterly basis, management assesses the probability of achieving those performance conditions using the best available information and estimates the appropriate vesting period.

When the Company amends the terms of share options, the incremental change in the fair value of the options due to the amendment, as determined using the Black-Scholes pricing model, is recognized over the vesting period in the statement of loss or capitalized as appropriate.

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
As at December 31, 2018 and December 31, 2017 and for the twelve and eleven months then ended
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

2.   Basis of Presentation - Continued

Share Purchase Warrants
The Company issues share purchase warrants in connection with certain financing transactions.  The fair value of the warrants, as determined using the Black-Scholes pricing model or fair value of goods or services received, is credited to equity reserves.  The recorded value of share purchase warrants is transferred to share capital upon exercise.

Foreign Currency Translation
The U.S. dollar is the functional currency of the Company and its wholly-owned subsidiary.  Amounts in the consolidated financial statements are expressed in U.S. dollars unless otherwise stated. Transactions in foreign currencies are translated into the functional currency at the exchange rates at the date of the transactions.  Monetary assets and liabilities of the Company’s operations denominated in a currency other than the U.S. dollar are translated using exchange rates prevailing at the balance sheet date.  Revenue and expense items are translated at the exchange rates in effect at the date of the underlying transaction.  Exchange differences are recognized in net loss in the year in which they arise.

Loss Per Share
Loss per share is computed by dividing the loss for the year by the weighted average number of common shares outstanding during the year.  Basic and diluted loss per share for each year presented are the same due to the effect of potential issuances of shares under warrant or share option agreements being, in total, anti-dilutive.

Income Taxes and Deferred Taxes
The income tax expense or benefit for the year consists of two components: current and deferred.

Current tax is the expected tax payable or receivable on the taxable profit or loss for the year. Current tax is calculated using tax rates and laws that were enacted or substantively enacted at the balance sheet date in each of the jurisdictions and include any adjustments for taxes payable or recovery in respect of prior periods.

Taxable profit or loss differs from profit or loss as reported in the Consolidated Statements of Loss and Comprehensive Loss because of items of income or expense that are taxable or deductible in other years, and items that are never taxable or deductible.

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax basis used in the computation of taxable profit. Deferred tax liabilities are generally recognized for all taxable temporary differences not eligible for offset. Deferred tax assets are generally recognized for all deductible temporary differences, loss carry forwards and tax credit carry forwards to the extent that it is probable that taxable profits will be available against which they can be utilized. To the extent that the Company does not consider it to be probable that taxable profits will be available against which deductible temporary differences, loss carry forwards, and tax credit carry forwards can be utilized, a deferred tax asset is not recognized.

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
As at December 31, 2018 and December 31, 2017 and for the twelve and eleven months then ended
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

3.	Mineral Property Agreements

NorthMet, Minnesota, U.S.A.
Pursuant to an agreement dated January 4, 1989, subsequently amended and assigned, the Company leases certain mineral property rights in St. Louis County, Minnesota from RGGS Land & Minerals Ltd., L.P.  Provided the Company continues to make annual lease payments, the lease period continues until June 12, 2048 with an option to extend the lease for up to five additional ten-year periods on the same terms and further extend as long as there are commercial mining operations.  All lease payments have been paid to date with the next annual payment of $0.175 million due in January 2020.

Pursuant to an agreement dated December 1, 2008, the Company leases certain mineral property rights in St. Louis County, Minnesota from LMC Minerals.  Provided the Company continues to make annual lease payments, the lease period continues until December 1, 2028 with an option to extend the lease for up to four additional five-year periods on the same terms.  All lease payments have been paid to date with the next annual payment of $0.030 million due in November 2019.

The lease payments are considered advance royalty payments and will be deducted from future production royalties payable to the lessor, which range from 3% to 5% based on the net smelter return per ton received by the Company.  The Company’s recovery of $3.000 million in advance royalty payments to RGGS Land & Minerals Ltd., L.P. is subject to the lessor receiving an amount not less than the amount of the annual lease payment due for that year.  The Company’s recovery of $0.219 million in advance royalty payments to LMC Minerals is subject to the lessor receiving an amount not less than the amount of the annual lease payment due for that year.

4.	Mineral Property, Plant and Equipment

Details of the Mineral Property, Plant, and Equipment are as follows:
Net Book Value	NorthMet	Other fixed assets	Total
Balance at January 31, 2017	$364,793	$120	$364,913
Additions	39,474	32	39,506
Disposals (Note 5)	(2,789)	-	(2,789)
Changes to rehabilitation provision (Note 6)	(6,363)	-	(6,363)
Amortization	-	(62)	(62)
Balance at December 31, 2017	395,115	90	395,205
Adoption of IFRS 16 (Note 2)	-	211	211
Balance at January 1, 2018	395,115	301	395,416
Additions	41,710	87	41,797
Changes to environmental rehabilitation provision (Note 6)	(3,478)	-	(3,478)
Amortization and Depreciation	-	(187)	(187)
Balance at December 31, 2018	$433,347	$201	$433,548

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
As at December 31, 2018 and December 31, 2017 and for the twelve and eleven months then ended
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

4.  Mineral Property, Plant and Equipment – Continued

NorthMet	December 31, 2018	December 31, 2017
Mineral property acquisition and interest costs	$112,002	$86,863
Mine plan and development	48,383	50,250
Environmental	133,638	122,396
Consulting and wages	55,076	52,965
Reclamation and remediation (Note 6)	56,811	60,289
Site activities	26,488	21,403
Mine equipment	949	949
Total	$433,347	$395,115

Erie Plant, Minnesota, U.S.A.
In November 2005, the Company acquired from Cliffs Erie LLC, a subsidiary of Cleveland Cliffs Inc. (together “Cliffs”) large parts of the Erie Plant, a processing facility located approximately six miles from the ore body.

In December 2006, the Company acquired from Cliffs additional property and associated rights sufficient to provide it with a railroad connection linking the mine development site and the Erie Plant.  The transaction also included a railcar fleet, locomotive fueling and maintenance facilities, water rights and pipelines, administrative offices on site and an additional 6,000 acres of land to the east and west of the existing tailings storage facilities.

The consideration paid for the Erie Plant and associated infrastructure was $18.9 million in cash and 9,200,547 shares at a fair market value of $13.953 million. As part of the consideration, the Company indemnified Cliffs for reclamation and remediation obligations of the acquired property (see Note 6).

During the twelve months ended December 31, 2018, the Company capitalized 100% of the borrowing costs on the convertible debt (see Note 8) and non-convertible debt (see Note 9) in the amount of $20.560 million (eleven months ended December 31, 2017 - $18.512 million) as part of the cost of NorthMet assets.  Costs to acquire the surface rights over the mineral rights were reclassed from mine plan and development to mineral property acquisition following the land exchange closing in June 2018 which resulted in cash proceeds of $0.425 million and a non-cash loss of $0.553 million based on independent valuation appraisals of the lands exchanged. As NorthMet assets are not in use or capable of operating in a manner intended by management, no depreciation or amortization of these assets has been recorded to December 31, 2018.

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
As at December 31, 2018 and December 31, 2017 and for the twelve and eleven months then ended
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

5.	Intangible and EIP Receivable

Details of the Intangible are as follows:
	Twelve months ended December 31, 2018	Eleven months ended December 31, 2017
Intangible – beginning of period	$3,130	$1,888
Purchases	21,055	810
Other Additions	-	2,320
Disposals	-	(1,888)
Intangible – end of period	$24,185	$3,130

Details of the EIP receivable are as follows:

	Twelve months ended December 31, 2018	Eleven months ended December 31, 2017
EIP Receivable – beginning of period	$2,883	$2,656
Initial recognition	-	564
Collections	-	(171)
Loss on re-measurement	(971)	(166)
EIP Receivable – end of period	1,912	2,883
Less current portion	(116)	(350)
Non-current portion	$1,796	$2,533

In April 2015, the Company entered into an agreement with EIP Minnesota, LLC (“EIP”) whereby EIP will seek to sell wetland credits the Company is unable to use for the NorthMet Project to third parties and, over time, reimburse the Company for its costs.  In February 2017, additional wetland credits the Company is unable to use were added to the receivable under the same terms as the April 2015 agreement.  The timing of EIP’s sale to third parties and reimbursement of the Company is uncertain and volatile.   The Company initially recognized the February 2017 receivable at fair value calculated using a 9.75% discount rate and 15-year term resulting in a receivable of $0.564 million and a non-cash loss of $1.324 million.  The EIP receivable is recorded at fair value at each reporting period, based on management’s best estimate of cash flows expected from future sales by EIP.  Fair value changes were accounted for through other comprehensive income or loss prior to adoption of IFRS 9 after which changes are accounted for through income or loss.

In October 2017, the Company entered into an agreement with EIP Credit Co., LLC to reserve wetland bank credits the Company can use for the NorthMet Project for a minimum of five years in exchange for an initial down payment applicable to the purchase price, contractual transfer of certain lands, and annual option payments not applicable to the purchase price.  The initial consideration paid was $0.810 million in cash and $2.320 million in lands valued using Level 3 measurements (see Note 15) and resulted in a non-cash charge of $0.469 million.  Annual option payments of $0.250 million are expensed as incurred whereas option exercise payments will be recorded to Intangible and transferred to Mineral Property, Plant and Equipment once placed into service.  During the twelve months ended December 31, 2018, the Company exercised part of its rights and purchased wetland bank credits, which resulted in a $21.055 million addition to Intangible.

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
As at December 31, 2018 and December 31, 2017 and for the twelve and eleven months then ended
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

6.	Environmental Rehabilitation Provision

Details of the Environmental Rehabilitation Provision are as follows:

	Twelve months ended December 31, 2018	Eleven months ended December 31, 2017
Environmental Rehabilitation Provision – beginning of period	$65,402	$70,626
Change in estimate	(3,478)	(6,363)
Liabilities discharged	(2,613)	(637)
Accretion expense	1,796	1,776
Environmental Rehabilitation Provision – end of period	61,107	65,402
Less current portion	(1,693)	(1,266)
Non-current portion	$59,414	$64,136

Federal, state and local laws and regulations concerning environmental protection affect the Company’s assets.  As part of the consideration for the asset acquisitions from Cliffs (see Note 4), the Company indemnified Cliffs for reclamation and remediation obligations of the acquired property.  The Company’s provisions are based upon existing laws and regulations.  It is not currently possible to estimate the impact on operating results, if any, of future legislative or regulatory developments.

In April 2010, Cliffs entered into a consent decree with the Minnesota Pollution Control Agency (“MPCA”) relating to alleged violations on the Cliffs Erie Property.  This consent decree required both short-term and long-term mitigation.  Field studies were completed in 2010 and 2011 and short-term mitigations approved by the MPCA were initiated in 2011.  In April 2012, long-term mitigation plans were submitted to the MPCA and, in October 2012, the MPCA approved plans for pilot tests of various treatment options to determine the best course of action.  Although there is substantial uncertainty related to applicable water quality standards and engineering scope, the October 2012 response from the MPCA, subsequent communications amongst the MPCA, Cliffs and the Company, and closure plans reflected in the Permit to Mine support the long-term mitigation plans included in the Company’s environmental rehabilitation provision.

The Company’s best estimate of the environmental rehabilitation provision as at December 31, 2018 was $61.107 million (December 31, 2017 - $65.402 million) based on estimated cash flows required to settle this obligation in present day costs of $71.146 million (December 31, 2017 - $73.301 million), a projected inflation rate of 2.00% (December 31, 2017 – 2.00%), a market risk-free interest rate of 3.13% (December 31, 2017 – 2.58%) and expenditures expected to occur over a period of approximately 30 years.  The decrease during the twelve months ended December 31, 2018 was primarily due to revisions to estimated cash flows as a result of changes in the market risk-free interest rate and liabilities discharged for rehabilitation work completed in the processing plant.  The decrease during the eleven months ended December 31, 2017 was primarily due to revisions to estimated cash flows as a result of closure plans reflected in the Permit to Mine application.

On November 1, 2018, the Company received the Permit to Mine for NorthMet and certain other permits from the Minnesota Department of Natural Resources (“MDNR”) which included a schedule for financial assurance obligations, including required cash contributions to a trust fund.  The Company has satisfied its current financial assurance obligations primarily by establishing and contributing $10 million in restricted cash deposits to a trust fund and providing $65 million in surety bonds and letters of credit, with the MDNR as the beneficiary in each case.  Financial assurance obligations must be reviewed annually based on the Company’s planned reclamation activities, with the total assurance and related financial instruments adjusted accordingly if the underlying estimated reclamation costs are revised.  The Company may terminate these financial instruments, partially or in full, only upon meeting site reclamation requirements and securing approval from the MDNR.  Future required cash contributions to the trust fund are $2.0 million per year beginning in the first year of mining operations and continue until the eighth year after which annual contributions will be prorated based on the expected reclamation obligation at the end of mining.  In addition, the Company provided Cliffs with a $13.4 million letter of credit to satisfy requirements under the asset acquisition agreements and related obligations.

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
As at December 31, 2018 and December 31, 2017 and for the twelve and eleven months then ended
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

7.	Glencore Financing

Since October 2008, the Company and Glencore have entered into a series of financing agreements comprising:

●
Equity – five separate agreements comprising $25.0 million placement of PolyMet common shares in calendar 2009 in two tranches; a $30.0 million placement of PolyMet common shares in calendar 2010 in three tranches; a $20.0 million placement of PolyMet common shares in calendar 2011 in one tranche; a $20.960 million purchase of PolyMet common shares in the 2013 Rights Offering; and a $10.583 million purchase of PolyMet common shares in the 2016 Private Placement;

●	Convertible debt (“Glencore Convertible Debt”) – agreement comprising $25.0 million initial principal secured convertible debentures drawn in four tranches (see Notes 8 and 16); and
●
Non-convertible debt (“Glencore Non-Convertible Debt”) – five separate agreements comprising $30.0 million initial principal secured debentures in calendar 2015 drawn in four tranches; an $11.0 million initial principal secured debenture in calendar 2016 drawn in one tranche; $14.0 million initial principal secured debentures in calendar 2016 drawn in four tranches; $20.0 million initial principal secured debentures in calendar 2017 drawn in two tranches; and $80.0 million initial principal secured debenture in calendar 2018 drawn in four tranches with the fifth tranche in the amount of $15.0 million cancelled subsequent to year end (see Notes 9 and 16).

As a result of these financing transactions and the purchase by Glencore of PolyMet common shares previously owned by Cliffs, Glencore's ownership and ownership rights of PolyMet as at December 31, 2018 comprises:

●	92,836,072 shares representing 28.9% of PolyMet's issued shares (December 31, 2017 - 92,836,072 shares);
●
Glencore Convertible Debt exchangeable through the exercise of an exchange warrant (“Exchange Warrant”) at $1.2696 per share into 44,303,743 common shares of PolyMet (including capitalized and accrued interest as at December 31, 2018), and where the exercise price and the number of shares issuable are subject to conventional anti-dilution provisions (see Notes 8 and 16);

●
Warrants to purchase 6,458,001 common shares at $0.8231 per share at any time until March 31, 2019, subject to mandatory exercise if the 20-day volume weighted average price (“VWAP”) of PolyMet common shares is equal to or greater than 150% of the exercise price and PolyMet has received permits and construction finance is available (“Exercise Triggering Event”), and where the exercise price and the number of warrants are subject to conventional anti-dilution provisions.  See 2018 Agreement below for additional details;

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
As at December 31, 2018 and December 31, 2017 and for the twelve and eleven months then ended
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

7.  Glencore Financing – Continued

●
Warrants to purchase 7,055,626 common shares at $1.00 per share at any time until October 28, 2021, subject to acceleration at the Company’s option provided all permits necessary to construct NorthMet have been received (“Acceleration Triggering Event”), and where the exercise price and the number of warrants are subject to conventional anti-dilution provisions; and

●
Warrants to purchase 625,000 common shares at $0.7797 per share at any time until October 28, 2021, and where the exercise price and the number of warrants are subject to conventional anti-dilution provisions.

If Glencore were to exercise all of its rights and obligations under these agreements, it would own 151,278,442 common shares of PolyMet, representing 39.8% on a partially diluted basis, that is, if no other options or warrants were exercised or 36.1% on a fully diluted basis, if all other options and warrants were exercised as at December 31, 2018.

2017 Agreements
In September 2017, the Company agreed to issue to Glencore secured debentures with a total principal amount of $20.0 million.  The debentures bear interest at twelve month US dollar LIBOR plus 15.0% and are due on the earlier of (i) March 31, 2018 or (ii) the availability of at least $100 million of debt or equity financing or (iii) when it is prudent for PolyMet to repay the debt, on which date all principal and interest accrued to such date will be due and payable.  The Tranche N Debenture in the amount of $15.0 million was issued on September 18, 2017.  The Tranche O Debenture in the amount of $5.0 million was issued on January 18, 2018.  Transaction costs for the financing were $0.083 million. The maturity date of these debentures was extended to March 31, 2019 as noted below.

2018 Agreement
On March 23, 2018, the Company amended its financing arrangement with Glencore.  The maturity date of the Convertible Debt and the Non-Convertible Debt was extended to the earlier of (i) March 31, 2019 or (ii) the availability of at least $100 million of debt or equity financing or (iii) when the Company elects to repay the debt early and demonstrates that such repayment is prudent.   The interest rate was reduced from twelve month US dollar LIBOR plus 15.0% to twelve month US dollar LIBOR plus 10.0% effective April 1, 2018.  The convertibility of the Convertible Debt was extended to March 31, 2019 and 6,458,001 purchase warrants were reissued with an expiration date of March 31, 2019 and an exercise price of $0.8231 per share, both of which were approved by the NYSE American and TSX.  All other terms of both the debentures and the warrants described above remain unchanged.

In addition, the Company agreed to issue to Glencore secured debentures with a total principal amount of up to $80 million at the Company’s option.  The debentures bear interest at twelve month US dollar LIBOR plus 10.0% and if issued, are due on the earlier of (i) March 31, 2019 or (ii) the availability of at least $100 million of debt or equity financing or (iii) when the Company elects to repay the debt early and demonstrates that such repayment is prudent, on which date all principal and interest accrued to such date will be due and payable.  The Tranche P Debenture in the amount of $20.0 million was issued on May 7, 2018.  The Tranche Q Debenture in the amount of $15.0 million and Tranche T Debenture in the amount of $10 million were issued on October 25, 2018.  The Tranche S Debenture in the amount of $20.0 million was issued on December 18, 2018.  Under the extension agreement and repayment plan agreed to subsequent to December 31, 2018, the commitment to issue Tranche R in the amount of $15.0 million was cancelled.  See additional discussion in Note 16.

The transaction has been accounted for as a modification of the existing debentures with a $4.109 million modification loss recognized during the twelve month period ending December 31, 2018, consisting of the following:

●	$3.142 million to increase the convertible debt carrying value to the revised cash flows discounted using the original effective interest rate of 6.7%;
●	$1.452 million to reduce the non-convertible debt carrying value to the revised cash flows discounted using the original effective interest rate of 14.9%;
●	$2.331 million to recognize fair value of the purchase warrants issued; and
●	$0.088 million to recognize transaction costs which were allocated on a pro rata basis to the Glencore Non-Convertible Debt and Glencore Convertible Debt.

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
As at December 31, 2018 and December 31, 2017 and for the twelve and eleven months then ended
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

8.	Convertible Debt

Details of the Convertible Debt are as follows:
	Twelve months ended December 31, 2018	Eleven months ended December 31, 2017
Convertible Debt – beginning of period	$49,067	$42,154
Transition to IFRS 9 (Note 2)	1,346	-
Convertible Debt – adjusted beginning of period	50,413	42,154
Change due to modification (Note 7)	3,142	-
Accretion and capitalized interest	3,429	6,913
Convertible Debt – end of period	56,984	49,067
Less current portion	(56,984)	(49,067)
Non-current portion	$-	$-

Since October 2008, the Company has issued $25.0 million of secured convertible debentures to Glencore.  The Company has provided security on these debentures covering all of the assets of PolyMet.
These debentures bear interest at twelve month U.S. dollar LIBOR plus 4.0% through July 31, 2015, twelve month U.S. dollar LIBOR plus 8.0% through December 31, 2015, twelve month U.S. dollar LIBOR plus 15.0% beginning January 1, 2016, and twelve month U.S. dollar LIBOR plus 10.0% beginning April 1, 2018.  Interest is compounded quarterly and payable in cash or by increasing the principal amount of the debentures, at Glencore’s option.  Since inception, $31.248 million of interest has been capitalized to the principal amount of the debenture.  All borrowing costs were eligible for capitalization and 100% of these costs were capitalized during the twelve months ended December 31, 2018.
The due date of these debentures was the earlier of (i) March 31, 2019 or (ii) the availability of at least $100 million of debt or equity financing or (iii) when the Company elects to repay the debt early and demonstrates that such repayment is prudent, on which date all principal and interest accrued to such date will be due and payable.  Upon receipt of ten days notice of PolyMet’s intention to repay the debentures, Glencore can exercise the Exchange Warrant and exchange the initial principal and capitalized interest into common shares of PolyMet at $1.2696 per share.  Glencore has the right to exchange some or all of the debentures at any time under the same conversion terms.  The Company has the right to require exchange of all of the debentures upon receipt of permits required to commence construction of NorthMet and construction finance acceptable to Glencore under the same conversion terms.
Subsequent to December 31, 2018, PolyMet and Glencore agreed to extend the maturity date of the secured convertible debt to provide the Company time to prepare for and complete a rights offering by June 30, 2019, fully backstopped by Glencore, to raise sufficient funds to repay the secured convertible debt.  See additional discussion in Note 16.

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
As at December 31, 2018 and December 31, 2017 and for the twelve and eleven months then ended
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

9.	Non-Convertible Debt

Details of the Non-Convertible Debt are as follows:
	Twelve months ended December 31, 2018	Eleven months ended December 31, 2017
Non-Convertible Debt – beginning of period	$92,268	$65,752
Transition to IFRS 9 (Note 2)	813	-
Non-Convertible Debt – adjusted beginning of period	93,081	65,752
Change due to modification (Note 7)	(1,452)	-
Accretion and capitalized interest	17,131	11,599
Funding, net of costs	69,723	14,917
Total Non-Convertible Debt	178,483	92,268
Less current portion	(178,483)	(92,268)
Non-current portion	$-	$-

Since January 2015, the Company has issued $140.0 million of secured non-convertible debentures to Glencore, including $70.0 million during the twelve months ended December 31, 2018. The Company has provided security on these debentures covering all of the assets of PolyMet.
These debentures bear interest at twelve month U.S. dollar LIBOR plus 8.0% through December 31, 2015, twelve month U.S. dollar LIBOR plus 15.0% beginning January 1, 2016, and twelve month U.S. dollar LIBOR plus 10.0% beginning April 1, 2018.  Interest is compounded quarterly and payable in cash or by increasing the principal amount of the debentures, at Glencore’s option.  Since inception, $38.882 million of interest has been capitalized to the principal amount of the debenture.  All borrowing costs were eligible for capitalization and 100% of these costs were capitalized during the twelve months ended December 31, 2018.
The due date of these debentures was the earlier of (i) March 31, 2019 or (ii) the availability of at least $100 million of debt or equity financing or (iii) when the Company elects to repay the debt early and demonstrates that such repayment is prudent, on which date all principal and interest accrued to such date will be due and payable.
Subsequent to December 31, 2018, PolyMet and Glencore agreed to extend the maturity date of the secured non-convertible debt to provide the Company time to prepare for and complete a rights offering by June 30, 2019, fully backstopped by Glencore, to raise sufficient funds to repay the secured non-convertible debt.  See additional discussion in Note 16.

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
As at December 31, 2018 and December 31, 2017 and for the twelve and eleven months then ended
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

10.   Share Capital

a)	Issuances for Cash and Land Acquisition

During the twelve months ended December 31, 2018 the Company issued 815,500 shares (December 31, 2017 – nil) pursuant to the exercise of share options and warrants for proceeds of $0.742 million (December 31, 2017 - $nil).

During the twelve months ended December 31, 2018 the Company issued 128,750 shares (December 31, 2017 – 396,616 shares) to maintain land purchase options with the shares valued at $0.123 million (December 31, 2017 - $0.256 million).

b)	Share-Based Compensation

The Omnibus Share Compensation Plan (“Omnibus Plan”) was created to align the interests of the Company’s employees, directors, officers and consultants with those of shareholders.  Effective May 25, 2007, the Company adopted the Omnibus Plan, which was approved by the Company’s shareholders on June 27, 2007, modified and further ratified and reconfirmed by the Company’s shareholders most recently on June 27, 2018.  The Omnibus Plan restricts the award of share options, restricted shares, restricted share units, and other share-based awards to 10% of the common shares issued and outstanding on the grant date, excluding 2,500,000 common shares underlying options pursuant to an exemption approved by the Toronto Stock Exchange.

During the twelve months ended December 31, 2018, the Company recorded $2.202 million for share-based compensation (December 31, 2017 - $1.550 million) with $1.742 million expensed to share-based compensation (December 31, 2017 - $1.318 million) and $0.460 million capitalized to mineral property, plant and equipment (December 31, 2017 - $0.232 million). The offsetting entries were to equity reserves for $1.787 million (December 31, 2017 - $1.111 million), share capital for $0.105 million (December 31, 2017 - $nil) and payables for $0.310 million (December 31, 2017 - $0.439).  Total share-based compensation for the twelve months ended December 31, 2018 comprised $0.803 million for share options (December 31, 2017 - $0.368 million), $1.294 million for restricted shares and restricted share units (December 31, 2017 - $1.182 million), and $0.105 million for issuance of unrestricted shares (December 31, 2017 - $nil).  Exercise of share options and warrants and vesting of restricted share units during the twelve months ended December 31, 2018 resulted in $0.783 million being transferred from equity reserves to share capital (December 31, 2017 - $0.365 million).

c)	Share Options

Share options granted may not exceed a term of ten years and are forfeited if the grantee ceases to be an eligible person under the Omnibus Plan.  Details of the share options are as follows:

	Twelve months ended December 31, 2018		Eleven months ended December 31, 2017
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding – beginning of period	21,659,002	$0.98	20,962,002	$1.10
Granted	2,503,000	0.91	2,142,000	0.62
Exercised	(225,000)	0.67	-	-
Expired	(1,245,000)	2.06	(1,445,000)	2.19
Outstanding – end of period	22,692,002	$0.91	21,659,002	$0.98

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
As at December 31, 2018 and December 31, 2017 and for the twelve and eleven months then ended
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

10.  Share Capital - Continued

The weighted average share price when share options were exercised during the twelve months ended December 31, 2018 was $1.00.
The fair value of share options granted was estimated at the date of grant using the Black-Scholes pricing model with the following weighted average assumptions:
	Twelve months ended December 31, 2018	Eleven months ended December 31, 2017
Risk-free interest rate	2.33% to 2.58%	1.42% to 1.82%
Expected dividend yield	-	-
Expected forfeiture rate	-	-
Expected volatility	56.07% to 61.80%	53.91% to 57.06%
Expected life in years	2.50 to 5.00	2.50 to 5.00
Weighted average fair value of each option	$0.34 to $0.61	$0.22 to $0.32

The expected volatility reflects the Company’s expectation that historical volatility over a period similar to the life of the option is indicative of future trends, which may or may not necessarily be the actual outcome.

Details of the share options outstanding as at December 31, 2018 are as follows:

Range of Exercise Prices	Number of options outstanding	Number of options exercisable	Weighted Average Exercise Price	Weighted Average Remaining Life
0.61 to 0.80	11,529,000	10,095,667	$0.73	3.16
0.80 to 1.00	6,092,000	5,343,000	0.93	4.91
1.00 to 1.50	3,846,002	3,846,002	1.11	2.77
1.50 to 2.00	1,050,000	1,050,000	1.80	2.41
2.00 to 3.07	175,000	115,000	2.57	1.12
	22,692,002	20,449,669	$0.91	3.51

As at December 31, 2018 all outstanding share options had vested and were exercisable, with the exception of 2,242,333, which were scheduled to vest upon completion of specific targets (Permits – 883,333; Production – 699,000; Other – 60,000) or dates (June 2019 – 300,000; June 2020 – 300,000).  The outstanding share options have expiry periods between 0.08 and 9.18 years and are expected to be settled in shares upon exercise.

d) Restricted Shares and Restricted Share Units

Restricted shares and restricted share units granted are forfeited if the grantee ceases to be an eligible person under the Omnibus Plan.  Details of the restricted shares and restricted share units are as follows:

	Twelve months ended December 31, 2018	Eleven months ended December 31, 2017
Outstanding - beginning of period	3,281,030	2,618,020
Issued	1,227,004	1,077,869
Forfeited	-	(8,896)
Vested	(1,160,127)	(405,963)
Outstanding - end of period	3,347,907	3,281,030

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
As at December 31, 2018 and December 31, 2017 and for the twelve and eleven months then ended
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

10.  Share Capital - Continued

During the twelve months ended December 31, 2018, the Company issued 1,227,004 restricted share units, which had a fair value of $1.135 million to be expensed and capitalized over the vesting periods.

During the twelve months ended December 31, 2018, there were 316,714 restricted share units settled upon vesting with $0.377 million in cash.

As at December 31, 2018, outstanding restricted shares and restricted share units were scheduled to vest upon completion of specific targets (Permits – 134,891; Construction Finance – 750,000; Production – 410,701) or dates (1,529,093 between January 2019 and June 2020).  The remaining 523,222 outstanding restricted shares and restricted share units have vested but share delivery is deferred until retirement, termination, or death.  The Company expects 721,961 outstanding restricted share units will be settled in cash and the remainder will be settled in shares as allowed under the Omnibus Plan.

e)	Bonus Shares

The bonus share incentive plan was established for the Company’s directors and key employees and was approved by the disinterested shareholders at the Company’s shareholders’ meeting held in May 2004.  The Company has authorized 3,640,000 bonus shares for the achievement of Milestone 4 representing commencement of commercial production at NorthMet at a time when the Company has not less than 50% ownership interest in NorthMet.   At the Company’s Annual General Meeting of shareholders held in June 2008, the disinterested shareholders approved issuance of these shares upon achievement of Milestone 4.  Regulatory approval is also required prior to issuance of these shares.  Details of the bonus shares are as follows:

	Twelve months ended December 31, 2018		Eleven months ended December 31, 2017
	Allocated	Authorized & Unissued	Allocated	Authorized & Unissued
Outstanding – beginning of period	3,150,000	3,640,000	3,150,000	3,640,000
Forfeited	(450,000)	-
Outstanding – end of period	2,700,000	3,640,000	3,150,000	3,640,000

The fair value of these unissued bonus shares was being amortized until the estimated date of issuance and was fully amortized during 2018.  During the twelve months ended December 31, 2018, the Company recorded $0.025 million for amortization related to Milestone 4 bonus shares (eleven months ended December 31, 2017 – $0.279 million) which was capitalized to Mineral Property, Plant and Equipment.  During the twelve months ended December 31, 2018, the Company also reversed $1.544 million of previously capitalized fair value related to the forfeiture of 450,000 bonus shares by a former director of the Company.

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
As at December 31, 2018 and December 31, 2017 and for the twelve and eleven months then ended
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

10.  Share Capital - Continued

f) Share Purchase Warrants

Details of the share purchase warrants are as follows:

	Twelve months ended December 31, 2018		Eleven months ended December 31, 2017
	Number of Purchase Warrants	Weighted Average Exercise Price	Number of Purchase Warrants	Weighted Average Exercise Price
Outstanding – beginning of period	21,322,212	$0.99	27,780,213	$0.95
Issued	6,458,001	-	-	-
Exercised	(590,500)	1.00	-	-
Expiration	-	-	(6,458,001)	(0.82)
Outstanding – end of period	27,189,713	$0.95	21,322,212	$0.99

The outstanding share purchase warrants have expiry periods between 0.25 years and 2.83 years, subject to acceleration in certain circumstances.

Expirations during the eleven months ended December 31, 2017 and issuances during the twelve months ended December 31, 2018 relate to Glencore financing (see Note 7).
The weighted average share price when warrants were exercised during the twelve months ended December 31, 2018 was $0.99.

The fair value of share purchase warrants granted were estimated at the date of grant using the Black-Scholes pricing model with the following weighted average assumptions:
	Twelve months ended December 31, 2018	Eleven months ended December 31, 2017
Risk-free interest rate	2.05%	-
Expected dividend yield	-	-
Expected forfeiture rate	-	-
Expected volatility	54.54%	-
Expected life in years	1.02	-
Weighted average fair value of each warrant (1)	$0.36	-

The expected volatility reflects the Company’s expectation that historical volatility over a period similar to the life of the warrant is indicative of future trends, which may or may not necessarily be the actual outcome.

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
As at December 31, 2018 and December 31, 2017 and for the twelve and eleven months then ended
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

11.	Finance Costs - Net

Details of net finance costs are as follows:

	Twelve months ended December 31, 2018	Eleven months ended December 31, 2017
Debt accretion and capitalized interest: Convertible debt (Note 8)	$3,429	$6,913
Non-convertible debt (Note 9)	17,131	11,599
Environmental rehabilitation accretion (Note 6)	1,796	1,776
Other finance costs	858	562
Less: amounts capitalized on qualifying assets	(20,560)	(18,512)
Finance costs	2,654	2,338
Interest income: Bank deposits	(273)	(105)
Finance income	(273)	(105)
Finance costs - net	$2,381	$2,233

12.	Related Party Transactions

The Company conducted transactions with senior management, directors and persons or companies related to these individuals, and paid or accrued amounts, as follows:

	Twelve months ended December 31, 2018	Eleven months ended December 31, 2017
Salaries and other short-term benefits	$1,956	$1,898
Other long-term benefits	44	42
Share-based payment (1)	1,680	836
Total	$3,680	$2,776

(1)	Share-based payment represents the amount capitalized or expensed during the period (see Note 10).

There are agreements with key employees, including the President and Chief Executive Officer, containing severance provisions for termination without cause or in the event of a change in control. No other PolyMet director has an agreement providing for benefits upon termination.

As a result of Glencore’s ownership of 28.9% it is also a related party.  In addition to the transactions described in Notes 7, 8, 9 and 16, the Company has entered into a Technical Services Agreement with Glencore whereby the Company reimburses Glencore for NorthMet technical support costs requested under an agreed scope of work, primarily in detailed project design and mineral processing.  During the twelve months ended December 31, 2018, the Company recorded $0.070 million (eleven months ended December 31, 2017 - $nil) for services under this agreement.

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
As at December 31, 2018 and December 31, 2017 and for the twelve and eleven months then ended
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

13.	Income Taxes

a)    Effective tax rate

The effective tax rate differs from the cumulative Canadian federal and provincial income tax rate due to the following:
	Twelve months ended December 31, 2018	Eleven months ended December 31, 2017
Loss for the year before taxes	$(15,043)	$(10,098)
Canadian statutory tax rate	27.0%	27.0%
Expected tax recovery	(4,062)	(2,726)
Difference in foreign tax rates	(91)	(84)
Non-deductible items	1,538	356
Change in tax rate	-	5,025
Change in unrecognized deferred tax and other items	2,615	(2,571)
Income Tax Expense / (Recovery)	$-	$-

In December 2017 tax reform was enacted in the United States. The significant changes include a reduction to corporate income tax rates from 35% to 21% effective January 1, 2018, which resulted in a decrease in the Company’s deferred income tax asset by $5.025 million in the prior year period.

b)	Deferred income tax assets and liabilities

Deferred income tax assets and liabilities have been recognized in respect of the following items:

	Twelve months ended December 31, 2018	Eleven months ended December 31, 2017
Non-capital loss carry forward assets	$29,353	$27,799
Mineral property acquisition, exploration and development costs	(29,353)	(27,799)
Net deferred income tax liabilities	$-	$-

Deferred income tax assets have not yet been recognized in respect of the following items:

	Twelve months ended December 31, 2018	Eleven months ended December 31, 2017
Non-capital loss carry forward assets	$25,437	$22,786
Capital loss carry forward assets	360	360
Intercompany receivable assets	2,109	2,109
Other assets	1,125	1,159
Unrecognized deferred income tax assets	$29,031	$26,414

As of December 31, 2018, the Company has Canadian non-capital loss carry forwards of approximately $47.6 million (December 31, 2017 - $42.8 million) and US non-capital loss carry forwards of approximately $146.7 million (December 31, 2017 - $136.4 million).  The non-capital loss carry forwards are available to reduce future income for tax purposes and expire between 2019 and 2038, except for US state non-capital loss carry forwards which expire between 2019 and 2033.
The Company is not recognizing these deferred tax assets because they relate to entities with a history of losses and there is not convincing evidence that future taxable income will enable timely offset.

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
As at December 31, 2018 and December 31, 2017 and for the twelve and eleven months then ended
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

14.	Commitments and Contingencies

In addition to items described elsewhere in these financial statements, as at December 31, 2018, the Company had firm commitments related to financial assurance obligations (see Note 6), compliance, land options, and rent of approximately $16.4 million with approximately $0.4 million due over the next year and the majority due a period of three to ten years.

The following table lists the known contractual obligations as at December 31, 2018:

Contractual Obligations	Carrying Value	Contractual Cash flows	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
Accounts payable and accruals	$4,013	$4,013	$4,013	$-	$-	$-
Convertible debt (Note 8)	56,984	58,077	58,077	-	-	-
Non-convertible debt (Note 9)	178,483	184,698	184,698	-	-	-
Firm commitments	-	16,413	388	25	4,000	12,000
Total	$239,480	$263,201	$247,176	$25	$4,000	$12,000

15.	Financial Instruments and Risk Management

The carrying values of each classification of financial instrument as at December 31, 2018 are:
	Amortized Cost	Fair value through profit or loss	Total carrying value
Financial assets
Cash and Restricted Cash Deposits	$24,143	$-	$24,143
Amounts receivable	680	1,912	2,592
Total financial assets	24,823	1,912	26,735
Financial liabilities
Accounts payable and accruals	3,642	371	4,013
Convertible debt	56,984	-	56,984
Non-convertible debt	178,483	-	178,483
Total financial liabilities	$239,109	$371	$239,480

The carrying values of each classification of financial instrument as at December 31, 2017 are:
	Loans and receivables	Available for sale	Other financial liabilities	Total carrying value
Financial assets
Cash	$6,931	$-	$-	$6,931
Amounts receivable	82	2,883	-	2,965
Total financial assets	7,013	2,883	-	9,896
Financial liabilities
Accounts payable and accruals	-	-	3,630	3,630
Convertible debt	-	-	49,067	49,067
Non-convertible debt	-	-	92,268	92,268
Total financial liabilities	$-	$-	$144,965	$144,965

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
As at December 31, 2018 and December 31, 2017 and for the twelve and eleven months then ended
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

15.  Financial Instruments and Risk Management - Continued

Fair Value Measurements
The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  The three levels of the fair value hierarchy are described below:

Level 1 –	Quoted prices (unadjusted) in active markets for identical assets or liabilities.
Level 2 –	Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly.
Level 3 –	Inputs for the asset or liability that are not based on observable market data.

The only financial instruments measured at fair value subsequent to recognition is the EIP receivable (see Note 5) which is measured at fair value through profit or loss using Level 3 inputs resulting in a carrying value of $1.912 million (December 31, 2017 - $2.883 million) and an amount classified within accounts payable and accruals representing expected payments to settle restricted share units measured at fair value through profit or loss using Level 2 inputs resulting in a carrying value of $0.371 million (December 31, 2017 - $0.439 million).

The fair values of cash and restricted cash deposits, other current amounts receivable, and accounts payable and accruals approximate their carrying amounts due to their short-term nature.  Convertible debt and non-convertible debt are classified as amortized cost and the carrying amount approximates fair value.  The Company believes this is appropriate as the maturity date is twelve months or less.

Risks Arising from Financial Instruments and Risk Management
The Company’s activities expose it to a variety of financial risks: market risk (including currency and interest rate), credit risk, and liquidity risk.  Reflecting the current stage of development of the Company’s NorthMet Project, the overall risk management program focuses on facilitating the Company’s ability to continue as a going concern and seeks to minimize potential adverse effects on the Company’s ability to execute its business plan.

Risk management is the responsibility of executive management.  Material risks are identified and monitored and are discussed with the Audit Committee and the Board of Directors.

Currency Risk
The Company incurs expenditures in Canada and the United States.  The functional and reporting currency of the Company and its subsidiary is the U.S. dollar.  Foreign exchange risk arises because the amount of Canadian dollar cash, amounts receivable, or accounts payable and accruals will vary in U.S. dollar terms due to changes in exchange rates.

As the majority of the Company’s expenditures are in U.S. dollars, the Company has kept a significant portion of its cash in U.S. dollars.  The Company has not hedged its exposure to currency fluctuations as the exposure to currency risk is currently insignificant.

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
As at December 31, 2018 and December 31, 2017 and for the twelve and eleven months then ended
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

15.  Financial Instruments and Risk Management - Continued

Interest Rate Risk
Interest rate risk arises from interest paid on floating rate debt and interest received on cash and liquid short-term deposits.  The Company has not hedged any of its interest rate risk.  The Company currently capitalizes to qualifying assets the majority of interest charges, and therefore the risk exposure is primarily on cash interest payable and net earnings in relation to the subsequent depreciation of capitalized interest charges.

The Company was exposed to interest rate risk through the following assets and liabilities:
	December 31, 2018	December 31, 2017
Cash and restricted cash deposits	$24,143	$6,931
Convertible debt	56,984	49,067
Non-convertible debt	$178,483	$92,268

Based on the above net exposures, as at December 31, 2018, a 1% change interest rates would have impacted the Company’s loss by approximately $0.241 million and carrying value of convertible and non-convertible debt by approximately $2.355 million.

Credit Risk
Credit risk arises on cash and restricted cash deposits held with banks and financial institutions, as well as credit exposure on outstanding amounts receivable.  The maximum exposure to credit risk is equal to the carrying value of the financial assets of $26.735 million.

The Company’s cash and restricted cash deposits are primarily held through large Canadian and United States financial institutions.

Liquidity Risk
Liquidity risk is the risk the Company will not be able to meet its financial obligations as they become due and arises through the excess of financial obligations over available financial assets due at any point in time.  The Company’s objective in managing liquidity risk is to maintain sufficient readily available reserves in order to meet its liquidity requirements at any point in time and is achieved by maintaining sufficient cash and managing convertible and non-convertible debt.  See additional discussion in Note 1.

Capital Management
The Company’s capital management objective is to safeguard the Company’s ability to continue as a going concern in order to pursue the development of its mineral property.  In the management of capital, the Company includes the components of shareholders’ equity, convertible debt and non-convertible debt.  The Company manages the capital structure and makes adjustments to it depending on economic conditions and the rate of anticipated expenditures.  To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets. The Company has no externally imposed capital requirements.

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
As at December 31, 2018 and December 31, 2017 and for the twelve and eleven months then ended
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

15.  Financial Instruments and Risk Management - Continued

In order to assist in management of its capital requirements, the Company prepares budgets that are updated as necessary depending on various factors.  The budgets are approved by the Company’s Board of Directors.

Although the Company expects to have the necessary resources to carry out its plans and operations through December 31, 2019, it does not currently have sufficient capital to complete the development of NorthMet and generate future profitable operations and is in discussions to arrange sufficient capital to meet these requirements.  During the upcoming fiscal year, the Company’s objective is to identify the source or sources from which it will obtain the capital required to complete the Project.  See additional discussion in Note 1.

16.	Subsequent Events

On March 21, 2019, the United States Army Corps of Engineers issued its Record of Decision and Section 404 wetlands permit for the NorthMet Project.  Along with recently issued state permits, PolyMet now holds all necessary permits to construct and operate the NorthMet Project.

On March 22, 2019, the Company entered into an extension agreement with Glencore with respect to the secured convertible and non-convertible debt set to mature on March 31, 2019.  Glencore agreed to extend the maturity date of the debt initially to May 10, 2019 to provide the Company time to prepare for and launch a rights offering, fully backstopped by Glencore, to raise sufficient funds to repay all outstanding debt.  Provided the Company has achieved certain milestones in respect of the rights offering by that date, Glencore will further extend the maturity date of the debt to June 30, 2019 to provide the Company with additional time to complete and close the offering.  In connection with the extension agreement, the Company has also agreed to issue 6,458,001 additional purchase warrants at current market prices to Glencore and to make certain amendments to the existing exchange warrants held by Glencore, both subject to applicable stock exchange approval.